EXHIBIT 99.3

SIGMA LITHIUM CORPORATION

CONSOLIDATED FINANCIAL

STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sigma Lithium Corporation (the "Company") are the management’s responsibility and have been approved by the Company's Board of Directors (the "Board").

The consolidated financial statements have been prepared by management on a going concern basis in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact, as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility mainly through its Audit, Finance and Risk Committee.

The Audit, Finance and Risk Committee has been appointed by the Board, and all its members are independent directors. The Audit, Finance and Risk Committee meets at least four times a year with management and external auditors to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. It also reviews the quarterly and annual reports, the consolidated financial statements, and the external auditor’s reports. The Audit, Finance and Risk Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit, Finance and Risk Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Ana Cristina Cabral"

Chief Executive Officer and Co-Chairperson

"Felipe Resende Peres"

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes Ltda. Av. José de Souza Campos, 507 - 5[o] andar Cambuí - Campinas (SP) Brasil T +55 19 2042-1036 www.grantthornton.com.br

Board of Directors and Shareholders

Sigma Lithium Corporation

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Sigma Lithium Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO"), and our report dated March 30, 2026 expressed an adverse opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the Company´s future cash flows

As described further in Note 1 to the consolidated financial statements, as of December 31, 2025, the Company reported negative working capital of $151.2 million, with an aggregate of $141.4 million outstanding indebtedness, of which $100.6 million is funded by an export prepayment agreement that is scheduled to mature on December 13, 2026. As of December 31, 2025, the Company also reported a net loss of $50.2 million for the year then ended.

The Company believes that it will be able to adequately fund its operations and meet its ongoing cash flow requirements for at least twelve months from the end of the reporting period. That will be mainly dependent upon its ability to attain profitable operations, based upon the execution of its business plan. This plan includes increasing revenues while controlling operating expenses and generating positive operational cash flows. We identified the assessment of the Company’s future cash flows as a critical audit matter.

The principal consideration for our determination that the assessment of the Company’s future cash flows is a critical audit matter is the uncertainty associated with the future outcome of events and circumstances underlying significant assumptions. There was significant auditor judgment involved in assessing management’s cash flow forecast under various scenarios, specifically forecasted sales and operating margins.

Our audit procedures related to the assessment of the Company’s future cash flows included the following, among others:

•	We assessed the accuracy and completeness of the conditions and events that may cast significant doubt about the Company's ability to continue as a going concern.
•	We obtained the cash flow forecast used by the Company in its going concern analysis and:
o	evaluated the reasonableness of the significant inputs and assumptions made in the preparation of the forecast, relative to the Company's recent operating performance, public available market data, and other evidence in our audit.
o	performed sensitivity analysis over the significant assumptions.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2024.

Campinas, Brazil

March 30, 2026.

Report of Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes Ltda. Av. José de Souza Campos, 507 - 5[o] andar Cambuí - Campinas (SP) Brasil T +55 19 2042-1036 www.grantthornton.com.br

Board of Directors and Shareholders

Sigma Lithium Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Sigma Lithium Corporation and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

•      An ineffective control environment resulting from an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;

•      An ineffective risk assessment process necessary to identify all relevant risks of material misstatement, including fraud risks, and to evaluate changes that could impact internal control over financial reporting, as well as the implications of relevant risks on the achievement of objectives, including financial reporting objectives;

•      An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

•      An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and

•      Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2025. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated March 30, 2026 which expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Internal Control over Financial Reporting” in Management`s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Grant Thornton Auditores Independentes Ltda.

Campinas, Brazil

March 30, 2026

Sigma Lithium Corporation Consolidated Statements of Financial Position As of December 31, 2025, December 31, 2024 and January 1, 2024 (Expressed in thousands of United States dollars)

	Notes	12/31/2025	12/31/2024	1/1/2024(1)
ASSETS
Current assets
Cash and cash equivalents	5	6,214	45,918	48,584
Trade accounts receivable	6	1,392	11,584	22,400
Inventories	7	20,698	16,140	14,667
Advance to suppliers	8	3,400	9,727	5,327
Cash held as collateral	10	11,253	—	—
Accounts receivable from related parties	13	—	—	10
Prepaid expenses and other assets		608	3,034	3,304
Recoverable VAT and other taxes	9	5,684	6,368	13,339
Total current assets		49,249	92,771	107,631

Non-current assets
Judicial deposits	30	865	—	49
Loan and accounts receivable from related parties	13	18,542	12,953	9,928
Recoverable VAT and other taxes	9	2,658	1,312	—
Deferred income tax and social contribution	19	6,168	19,230	1,561
Cash held as collateral	10	26	12,686	11,519
Property, plant and equipment	11	161,366	141,025	180,856
Deferred exploration and evaluation expenditure	12	54,874	47,141	56,016
Total non-current assets		244,499	234,347	259,929

Total assets		293,748	327,118	367,560

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	14	49,524	32,627	53,675
Loans and export prepayment	15	127,334	61,596	21,807
Lease liability	16	1,214	1,753	1,609
Prepayment from customer	17	5,062	1,514	1,625
Taxes payable	18	7,257	3,923	10,234
Payroll and related charges		2,288	1,959	1,907
Legal contingencies	30	—	155	—
Accounts payable to related parties	13	3,050	1,240	—
Other liabilities		4,742	4,004	1,459
Total current liabilities		200,471	108,771	92,316

Non-current liabilities
Loans and export prepayment	15	13,199	112,003	107,121
Lease liability	16	1,587	1,435	2,712
Taxes payable	18	3,713	3,174	104
Legal contingencies	30	5,420	3,271	—
Long term provisions		3,197	3,221	764
Accounts payable to related parties	13	5,653	—	—
Asset retirement obligations	20	3,878	2,903	2,893
Total non-current liabilities		36,647	126,007	113,594

Shareholders' equity
Share capital	22	328,620	326,832	291,215
Stock-based compensation reserve		19,167	18,485	44,488
Tax incentive reserve	22.d	2,671	2,500	—
Accumulated other comprehensive income (loss)		(16,661)	(28,495)	1,533
Accumulated losses		(277,167)	(226,982)	(175,586)
Total shareholders' equity		56,630	92,340	161,650

Total liabilities and shareholders' equity		293,748	327,118	367,560
(1)	Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to United States dollars. Refer to Note 2.4 “Presentation currency of the financial statements” for further details.

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation

Consolidated Statements of Loss

For the Years Ended December 31 2025 and 2024

(Expressed in thousands of United States dollars, except for number of shares and per share amounts)

	Notes	12/31/2025	12/31/2024
Net sales revenue	24	110,012	151,352
Cost of goods sold	25.a	(91,590)	(119,718)
Gross profit		18,422	31,634

Sales expenses	25.b	(845)	(2,796)
General and administrative expenses	25.b	(17,337)	(18,418)
Other operating expenses, net	26	(22,462)	(7,398)
Stock-based compensation	28.c	(1,840)	(8,102)
Operating expenses		(42,484)	(36,714)
Operating loss before financial results and income taxes		(24,062)	(5,080)

Financial expenses, net	27	(10,320)	(60,951)
Loss before income tax and social contribution		(34,382)	(66,031)

Income tax and social contribution – current	19	(328)	(5,503)
Income tax and social contribution – deferred	19	(15,475)	20,138

Net loss for the year		(50,185)	(51,396)

Basic and diluted net loss per common share	23	(0.45)	(0.46)
Weighted average number of common shares outstanding - basic and diluted	23	111,313,183	110,751,538

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation Consolidated Statements of Comprehensive Income (Loss) For the Years Ended December 31 2025 and 2024 (Expressed in thousands of United States dollars)

	12/31/2025	12/31/2024
Net loss for the year	(50,185)	(51,396)

Items that are or may be reclassified subsequently to income or loss:
Foreign currency translation adjustment of subsidiary	11,834	(30,028)

Other comprehensive loss for the year	(38,351)	(81,424)

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation Consolidated Statements of Cash Flows For the Years ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars)

	Notes	12/31/2025	12/31/2024
Operating activities
Net loss for the year		(50,185)	(51,396)
Adjustments for:
Foreign exchange (gain) loss, net		(17,903)	40,407
Interest in loans with related parties	13	(2,727)	(2,092)
Accretion of present value of assets retirement obligation	20	239	156
Amortization of transaction costs	15	725	745
Provision for contingencies	30	1,607	1,949
Social programs provision		949	255
Stock-based compensation	28.c	2,014	8,102
Provision for expected inventory losses	7	7,945	—
Depreciation and depletion	25 / 26	10,355	13,761
Income tax and social contribution - current and deferred	19	15,803	(14,635)
Interest in loans and leases	15 / 16	20,608	21,323
Other		2,759	3,672

(Increase) decrease in operating assets
Trade accounts receivable		11,952	4,230
Inventories		(7,728)	(6,396)
Advance to suppliers		7,654	(6,467)
Prepaid expenses and other assets		2,720	(231)
Recoverable VAT and other taxes, net	7	(9,604)	(10,762)
Cash held as collateral		1,403	(171)
Other assets		(849)	46

Increase (decrease) in operating liabilities
Suppliers	14	7,105	(3,669)
Prepayment from customer	17	3,450	68
Taxes payables		12,899	9,921
Payroll and related charges		25	1,139
Other liabilities		361	3,292

Interest payment on loans and leases	15	(19,132)	(31,545)
Net cash provided by (used in) operating activities		2,445	(18,298)

Investing activities
Purchase of property, plant and equipment	11	(9,890)	(16,748)
Addition to exploration and evaluation assets	12	(995)	(3,146)
Loans to related parties for surface rights acquisition	13	(1,080)	(3,707)
Net cash used in investing activities		(11,965)	(23,601)

Financing activities
Repayment of loan	15	(94,390)	(122,161)
Proceeds from loans	15	57,745	178,383
Intercompany loan agreement – related parties	13	5,653	—
Transactions costs	15	—	(174)
Payment of lease liabilities	16	(2,318)	(2,392)
Net cash provided by (used in) financing activities		(33,310)	53,656

Effect of foreign exchange gain (loss) on cash equivalents		3,126	(14,423)

Decrease in cash and cash equivalents in the year		(39,704)	(2,666)

Cash and cash equivalents, beginning of year		45,918	48,584
Cash and cash equivalents, end of year		6,214	45,918

Decrease in cash and cash equivalents in the year		(39,704)	(2,666)

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2025, and 2024

(Expressed in thousands of United States dollars, except the number of shares)

	Note	Number of common shares	Share capital	Stock-based reserve	Earning reserves	Accumulated comprehensive income (loss)	Accumulated losses	Total
Balance as of January 01, 2024 (1)		110,059,471	291,215	44,488	—	1,533	(175,586)	161,650

Exercise of RSUs	22c & 28a	1,207,808	35,617	(35,617)	—	—	—	—
Stock-based compensation	28.b	—	—	9,614	—	—	—	9,614
Tax incentive reserve		—	—	—	2,500	—	—	2,500
Net loss for the year		—	—	—	—	—	(51,396)	(51,396)
Other comprehensive income for the year		—	—	—	—	(30,028)	—	(30,028)
Balance as of December 31, 2024		111,267,279	326,832	18,485	2,500	(28,495)	(226,982)	92,340

Exercise of RSUs	22c & 28a	135,700	1,788	(1,788)	—	—	—	—
Stock-based compensation	28.b	—	—	2,470	—	—	—	2,470
Tax incentive reserve		—	—	—	171	—	—	171
Net loss for the year		—	—	—	—	—	(50,185)	(50,185)
Other comprehensive income for the year		—	—	—	—	11,834		11,834
Balance as of December 31, 2025		111,402,979	328,620	19,167	2,671	(16,661)	(277,167)	56,630
1)	Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to United States dollars. Refer to Note 2.4 “Presentation currency of the financial statements” for further details.

The accompanying notes are an integral part of the consolidated financial statements

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

1.	Corporate information

Sigma Lithium Corporation (the “Company” or “Sigma Lithium” or “Sigma”), together with its direct and indirect subsidiaries, is a commercial producer of lithium concentrate.

These consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned subsidiaries incorporated in Brazil, Sigma Mineração S.A. (“Sigma Brazil”) and Sigma Industrial de Lítio S.A (“Sigma Industrial”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São José, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred to hereinafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”), where our operating assets are located.

The Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) on May 9, 2018, under the symbol “SGML” (formerly “SGMA”) and on September 13, 2021 on Nasdaq Capital Market (“Nasdaq”), the symbol was unified to “SGML”. On July 24, 2023, Sigma Lithium began trading its unsponsored Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. Unsponsored BDRs are issued by depository institutions without the participation of the foreign companies that issued the backing securities, being classified only as Level I Unsponsored BDRs.

1.1	Operations and liquidity

These financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of December 31, 2025, the Company reported negative working capital of $151,222, and a net loss of $50,185 for the year. These conditions may cast significant doubt on the Company’s ability to continue as a going concern as of that date.

However, based on the Company´s recent operating performance and cash flow generation, management is comfortable with the Company´s ability to continue operating as a going concern as a result of management expectation regarding the realization of the Company´s future cashflows, current strong lithium market conditions, as well as the actions currently being undertaken to successfully execute its business plan, including increasing revenues while managing operating expenses.

During the fourth quarter of 2025 the Company generated operational cashflow of $9.0 million (net of $16.2 million of interest paid).

On October 6, 2025, as part of the implementation of the management’s business plan, the Company announced a restructuring of its mining operations to increase capacity and improve efficiency by bringing mining operations in-house instead of using a mining contractor and using larger equipment, such as trucks and excavators. With the upgrade, management anticipates being able to markedly improve the Company’s operating margins. During the time the mine was demobilized, the Company’s Greentech Industrial Plant continued to operate, reprocessing tailings.

In December 2025, the Company signed an offtake agreement for 70,500 tonnes of high grade lithium oxide concentrate to be supplied during 2026. This agreement provides a working capital revolver of $96 million to be disbursed in fixed monthly installments of $8.0 million. During March 2026, the Company recognized net revenues of $5.8 million in connection with the first delivery of high grade lithium oxide concentrate under this agreement.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Additionally, during the first quarter of 2026 the Company signed agreements to sell 650,000 tonnes of high purity lithium fines which will result in cash generation of approximately $44.6 million, which $37.6 million was already invoiced.

The agreements were as follows:

▪	On January 23rd 2026, the Company sold an additional 100,000 tonnes of high purity lithium fines for $140/t, generating net revenue of $12.9 million.
▪	On February 12th 2026, the Company sold 150,000 tonnes of high purity lithium fines stored at the plant for $140/t, generating net revenue of $6.7 million.
▪	On March 20th 2026, the Company concluded its first ex-works sale of 400,000 tonnes of high purity lithium fines stored at the plant for $50/t, generating a net revenue of $18.0 million.

In March 2026, Sigma Lithium signed a three-year long-term offtake agreement for 40,000 tonnes per year of high-grade lithium oxide concentrate to be supplied over a three-year period, totaling 120,000 tonnes, which includes an advance payment of $50 million payable by the end of June 2026.

2.	Basis of preparation

The Company prepares its consolidated financial statements in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.

Significant accounting judgments and estimates used by management in the preparation of consolidated financial statements are presented in Note 3.

All the amounts presented in United States Dollars (“US$”) have been translated from the Company's functional currency and may contain immaterial rounding.

As of December 31, 2025 the main exchange rates used by the Company to convert the financial information with a currency different from functional currency were US$1.00 was equivalent to R$5.5024 (R$6.1923 on December 31, 2024) and CAD$1.00 was equivalent to R$4.0187 (R$4.3047 on December 31, 2024), according to the rates obtained from Central Bank of Brazil website.

The consolidated financial statements were approved by the Board of Directors on March 30, 2026.

2.1.	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The consolidated financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

2.2.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

2.3.	Functional currency

The Company's functional currency is the currency of the primary economic environment in which it operates and that best reflects its business and operations. The Company’s operations are held by the Brazilian subsidiary, Sigma Mineração S.A., which provides the entirety of the inflows and outflows of the Company, including any dividends to be remitted. The Parent Company in Canada is a pure holding company with no operations and depends on the Brazilian subsidiary to provide its cash flow. The prices of the lithium commodity are globally referenced in U.S. dollars to provide reference for market players located in different countries and different currencies. Consequently, the Company’s revenues are translated into the Brazilian Real, which is the currency that most of the costs for supplying products or services are incurred and which the costs are normally expressed and settled. Accordingly, the Company’s functional currency is the Brazilian Real ("R$").

2.4.	Presentation currency of the financial statements

On January 1, 2025, the Company elected to change its presentation currency from Canadian Dollars (“CAD”) to United States Dollars (“US$”). This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated as though US$ had always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

For reporting periods prior to January 1, 2025, the statements of financial position have been translated from the functional currency (R$) to the new presentation currency (US$) using the exchange rates prevailing at each respective reporting date. Equity items, however, have been translated using historical accumulated rates dating back to the Company’s incorporation in 2018. The statements of income / (loss) and comprehensive income / (loss) were translated at average exchange rates for each reporting period, or at the rate prevailing on the date of the transaction. Exchange differences arising from the translation of 2024 financial information from R$ (functional currency) to US$ (presentation currency) have been recognized in other comprehensive income / (loss) and accumulated in a separate component of equity.

In compliance with IFRS Accounting Standards, the Company also presented a third statement of financial position as of January 1, 2024. Equity balances were restated using historical average exchange rates, except for significant transactions, which were translated using the actual historical rates. Any resulting differences were recorded as adjustments to the foreign currency translation reserve.

2.5.	Material accounting policies

As for recognition and measurement basis applied in the preparation of the financial statements, the material accounting practices are presented in each of the notes to which they relate.

3.	Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments and estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments

Judgments have been made in applying accounting policies that have significant effects on the amounts recognized in the financial statements when preparing these financial statements. The judgment considered in these financial statements is the classification as a current liability of the long-term export prepayment agreement repayable by December 2026 since the amortization of principal is dependent upon the sum of net cash from operating and investing activities.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Company’s risk management and commitments where appropriate. Revisions to estimates are recognized prospectively.

The areas that require management to make significant judgments, estimates and assumptions in determining carrying amounts are as follows:

Note 6 and 24 – Provisional pricing adjustments: The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for provisionally priced products is based on market prices at the closing of each contract. The difference in the value between the provisional invoice price and the final invoice price is included in sales revenue.

Note 11 - Mineral reserves and mineral resources: Proven and probable mineral reserves of the Company are those measured and indicated mineral resources demonstrated by at least a preliminary feasibility study and commercial viability. The Company estimates its proven and probable mineral reserves and measured, indicated, and inferred mineral resources based on the work done and compiled by qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured, indicated and inferred mineral resources estimates may impact on the carrying amount of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation and depletion.

Note 11 – Impairment of non-financial assets: Significant judgments, estimates and assumptions are required to determine whether an impairment trigger event has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point, and key assumptions are included, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects; (iii) sale prices consistent with projections available in reports published by industry, considering the market price when appropriate; (iv) the useful life of the Company’s cash-generating unit; and (v) discount rates that reflect specific risks relating to the relevant assets in the cash-generating unit. These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

Note 19 – Recoverability of deferred tax assets: Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences. These differences result in deferred tax assets that are included in the Company’s consolidated statements of financial position. An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. Judgement is required to continually assess changes in tax interpretations, regulations and legislation, and make estimates about future taxable profits, to ensure deferred tax assets are recoverable.

Note 20 - Asset retirement obligations: The Company assesses its provision for asset retirement obligations on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

4.	New accounting standards and interpretations

4.1.	Effective as from January 1, 2025

•	Lack of Exchangeability Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess interchangeability between currencies and how to determine the spot exchange rate when interchangeability is absent. When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statements of cash flows.

The Company assessed this standard and concluded that it did not have a material impact on the financial statements.

4.2.	Standards issued but not yet effective in 2025

•	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027 and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

•	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures aim to enhance the clarity of classification, measurement, and disclosure of financial instruments. The updates consist of:

✓	Classification of Financial Instruments: The new guidelines focus on the contractual characteristics of financial instruments, particularly those related to Environmental, Social, and Governance (ESG) factors, which influence their measurement, either at amortized cost or fair value.
✓	Provision for Expected Losses: IFRS 9 now adopts a model based on expected losses, replacing the previous model that depended on losses incurred. This shift reflects a more proactive approach to risk management.
✓	Electronic Settlement of Liabilities: The amendments clarify the recognition of financial assets and liabilities when settled through electronic payment systems. A new accounting policy will also allow for early recognition of financial liabilities under specific conditions.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

✓	Disclosure Transparency: More detailed disclosures will be required, particularly for financial instruments with contingent features related to sustainability goals. This aims to increase transparency and allow investors to better understand company investments.

These amendments will be effective from January 1, 2026, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements.

5.	Cash and cash equivalents

Cash and cash equivalents include the following:

	12/31/2025	12/31/2024
Cash	6,214	24,860
Short-term investments	—	21,058
	6,214	45,918

As of December 31, 2024, the Company held short-term investments denominated in United States Dollars with an approximate yield of 3.76% p.a. and fixed income investments denominated in Brazilian Reals with immediate liquidity yielding 98.2% p.a. of the yield of Brazilian interbank deposit certificates (“CDIs”). As of December 31, 2025, the Company had terminated its financial investment position.

Accounting policy

Cash and cash equivalents in the consolidated statement of financial position comprise cash in banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. Transactions in currencies other than the functional currency are translated at the dates prevailing on each date the transactions occur, and the cash balances are translated at the exchange rates prevailing at the end of the reporting period.

6.	Trade accounts receivable

	12/31/2025	12/31/2024
Accounts receivable from customers	1,392	18,013
Provisional price adjustment	—	(6,429)
	1,392	11,584

The Company's trade accounts receivable include sales where the final selling price is established after initial revenue recognition and product delivery.

The trade accounts receivable may therefore be subject to significant market price fluctuations until the final selling price is settled. The Company refers to the futures market for lithium to estimate the prices for the close of the quotational periods of the contracts. As a result, accounts receivable as of December 31, 2025, have been estimated and adjusted based on relevant forward market prices (see Note 24). Any fluctuations in the value of these receivables are reflected in the Company's sales revenue.

Accounting policy

Trade receivables are amounts due from customers for goods sold in the ordinary course of business. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value.

Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotational periods stipulated in the contracts with changes between the provisional and final prices recorded in revenues. For contracts with variable pricing dependent on the mineral content of the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Final invoices are typically issued after the product has been received and analyzed (with customer approval of quantities, moisture, and mineral content). Accounts receivable is then remeasured in accordance with each contract.

The fair value of the sale price adjustment is reassessed at the end of each reporting period, based on all variable pricing elements.

The Company periodically measures expected credit losses. The Company considers the history and financial conditions of its customers. The Company did not recognize any credit losses in these consolidated financial statements.

7.	Inventories

	12/31/2025	12/31/2024
Lithium oxide concentrate	13,898	2,653
High purity lithium fines	7,690	6,499
Provision for expected inventory losses (1)	(7,945)	—
Total finished goods	13,643	9,152
Consumable	607	391
	14,250	9,543

Spare parts	6,448	6,597
Total	20,698	16,140
(1)	For the year ended December 31, 2025, the Company conducted a review of the recoverability of its inventories. As a result, a provision for expected inventory losses on Lithium oxide concentrate, totaling $7,945, was recognized and recorded under other operating expenses in the income statement for the period. The Company will continue to monitor the factors that may affect the net realizable value of its inventories and will adjust the provision as necessary.

Spare parts refer to components and equipment used in the short-term maintenance of machinery and equipment. As of December 31, 2025, the Company has not identified any need to recognize losses on slow-moving inventory.

Accounting policy

Inventory is recorded at the lower of cost or net realizable value. The cost is determined using the weighted average cost method for the purchase of materials. The cost of finished goods and work in progress comprises consumable materials, labor and other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, minus the estimated costs of completion and the estimated costs necessary to realize the sales.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

8.	Advance to suppliers

On December 31, 2025, the Company had outstanding balances for advances with domestic and foreign suppliers in the amount of $3,400 ($9,727 on December 31, 2024), for the acquisition of operating consumables.

9.	Recoverable VAT and other taxes

	12/31/2025	12/31/2024
ICMS (State VAT)	2,658	1,312
Federal tax credits (PIS / COFINS)	4,036	5,224
Other recoverable taxes (1)	1,648	1,144
	8,342	7,680

Current	5,684	6,368
Non-Current	2,658	1,312
(1)	Income tax withheld on financial investments

The Company expects recovering the recoverable ICMS (state VAT) in about two years and the recoverable federal taxes within the next 24 months, based on analyses and budget projections approved by management.

10.	Cash held as collateral

As of December 31, 2025, the Company had advanced $11,253 ($12,686 as of December 31, 2024) as collateral related to an obligation to make interest payments under an export prepayment agreement (Note 15). The amounts were determined based on the interest paid on export prepayment loans under the agreement over the previous twelve months, as established in the agreement. The settlement of the collateral will occur at the maturity of the agreement together with its final settlement.

Additionally, the Company paid $26 as a guaranteed deposit under lease agreements entered into during the period.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

11.	Property, plant and equipment

	Assets Under Construction	Buildings	Machinery and equipment	Right-of-use assets	Mining rights	Other assets	Total
Cost	—	57,540	95,679	5,702	29,810	717	189,448
Accumulated depreciation and depletion	—	(1,700)	(2,973)	(1,498)	(2,327)	(94)	(8,592)
Balance as of January 1, 2024 (1)	—	55,840	92,706	4,204	27,483	623	180,856

Additions	3,857	66	2,015	2,232	6,528	57	14,755
Disposal	—	—	(701)	(583)	—	(1)	(1,285)
Transfers	(1,134)	—	851	—	283	—	—
Depreciation and depletion	—	(2,331)	(4,956)	(2,043)	(3,974)	(103)	(13,407)
Foreign currency translation adjustment of subsidiaries	(446)	(11,854)	(20,393)	(754)	(6,313)	(134)	(39,894)
Balance as of December 31, 2024	2,277	41,721	69,522	3,056	24,007	442	141,025
Cost	2,277	45,039	76,285	6,082	29,306	606	159,595
Accumulated depreciation and depletion	—	(3,318)	(6,763)	(3,026)	(5,299)	(164)	(18,570)
Balance as of December 31, 2024	2,277	41,721	69,522	3,056	24,007	442	141,025

Additions	5,068	1,983	5,794	2,673	2,929	9	18,456
Depreciation and depletion	—	(2,257)	(5,330)	(1,970)	(2,455)	(120)	(12,132)
Disposal	—	—	(2,252)	(1,532)	—	—	(3,784)
Foreign currency translation adjustment of subsidiaries	458	5,149	8,790	473	2,877	54	17,801
Balance as of December 31, 2025	7,803	46,596	76,524	2,700	27,358	385	161,366
Cost	7,803	52,612	89,305	4,864	35,861	691	191,136
Accumulated depreciation and depletion	—	(6,016)	(12,781)	(2,164)	(8,503)	(306)	(29,770)
Balance as of December 31, 2025	7,803	46,596	76,524	2,700	27,358	385	161,366
1)	Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to United States dollars. Refer to Note 2.4 “Presentation currency of the financial statements” for further details.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

a)	The average estimated useful lives are as follows (in years):

Description	12/31/2025	12/31/2024
Buildings	26	26
Machinery and equipment	19	20
Right of use assets	3	3
Mining rights	8	8
Other assets	6	5

b)	Right-of-use assets

Right-of-use assets include land, machinery, and equipment provided exclusively for the Company’s use on-site. The Company considers as right-of-use those contracts longer than 12 months in which assets have individual amounts greater than $5.

c)	Depreciation and depletion

The allocation of depreciation costs incurred as of December 31, 2025 and 2024, is shown below:

Reconciliation of depreciation and depletion for the year	12/31/2025	12/31/2024

Operating expenses	11,933	13,367
Deferred exploration and evaluation expenditure	199	40
Depreciation accumulated for the year	12,132	13,407

d)	Impairment of non-financial assets

Annually, the Company assesses the recoverability of assets that present impairment indicators using the value in use concept (FVLCD) through a discounted cash flow model. During the year ended December 31, 2025, triggering events were identified and a recoverability test was performed on Property, plant and equipment, with no impairment losses recognized.

Accounting policy

The property, plant and equipment are recorded at acquisition, formation or construction cost less accumulated depreciation or depletion and impairment. Depreciation is calculated using the straight-line method based on the remaining useful life of the assets, whichever is the shorter. Mining rights are calculated based on the volume of ore extracted.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from asset disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statements of loss and other comprehensive loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Non-financial assets are reviewed for impairment whenever triggering events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU).

Assets under construction

Assets under construction are capitalized as work-in-progress until the asset is available for use. The cost of work-in-progress includes costs transferred from deferred exploration and evaluation expenditure and any costs directly attributable to bringing the asset into working conditions for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, research and development costs, freight charges, transportation insurance costs, duties, testing and preparation charges, borrowing costs, and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Costs incurred on mineral properties in the development stage are included in the carrying amount of the development project in assets under construction. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred during the development stage until the asset is ready for its intended use are capitalized.

Assets under construction are not depreciated. When an asset becomes available for use, its costs are transferred from assets under construction into the appropriate asset classification such as mining rights, buildings, machinery, fixture, and plant. Depreciation commences once the asset is complete and available for use.

12.	Deferred exploration and evaluation expenditure

A summary of exploration costs is set out below:

	12/31/2025	12/31/2024
Opening balance	47,141	56,016

Exploration and feasibility investments	1,194	3,186
Share based compensation of exploration and feasibility personnel	530	1,267
Additions	1,724	4,453

Disposal	—	(342)
Asset retirement cost	67	(100)
Foreign currency translation adjustment of subsidiaries	5,942	(12,886)

Closing balance	54,874	47,141

Accounting policy

The Company capitalizes all costs relating to the acquisition and exploration of mining rights. Such costs include, among others, geological, geophysical studies, exploration drilling and sampling, feasibility studies and technical reports. The carrying value of the Company’s deferred exploration and evaluation expenditure is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company decided not to continue exploring or incurring substantial additional expenditure on the project; or it determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any.

Deferred exploration and evaluation expenses represent mineral rights developed by the Company, which have not been confirmed as technically and commercially viable through technical reports. When confirmed, deferred exploration and evaluation expenses will be transferred to each operating asset they pertain to in accordance with their nature and an impairment test will be completed.

The Company capitalizes the depreciation of lease contracts on certain properties in order to explore and evaluate the mineral properties as part of the exploration and evaluation expenditures.

13.	Related parties’ transactions

A summary of related parties is set out below:

Related Party	Nature of relationship
A10 Group

Comprises entities that paid certain expenses on behalf of Sigma Lithium and were subsequently reimbursed during the period ended December 31, 2025:

(a) A10 Investimentos Ltda: asset management firm indirectly controlled by Marcelo Paiva, a director of Sigma Lithium, who is the investment manager of the A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), which is the major shareholder of the Company; and

(b) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”): administrative services firm controlled by Marcelo Paiva, a director of Sigma Lithium. The CEO, Ana Cristina Cabral has a minority interest.

Other A10 Group Companies

Comprise entities that did not have any transactions with Sigma Lithium during the period ended December 31, 2025:

(a) A10 Partners Participações Ltda.;

(b) A10 Finanças e Capital Ltda.; and

(c) A10 Invest Ltda.

Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of Sigma Brazil, Marina Bernardini, has an indirect economic interest and is an officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity whose directors are Lígia Pinto, Sigma Lithium’s VP of Institutional and Governmental Relations and Communication, and Marina Bernardini, an officer of Miazga and Sigma Brazil.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

a)	Transactions with related parties

Reimbursement of company expenses paid by A10 Group: Certain expenses attributable solely to Sigma Lithium were paid by the A10 Group on Sigma Lithium’s behalf and later reimbursed by the Company to A10 Group at cost, with no profit element. Such expenses were limited to: (i) the cost of four administrative personnel 100% allocated to Sigma Lithium; and (ii) health insurance expenses of individuals formerly employed by A10 Group and now employed exclusively by Sigma Lithium, which continue to be paid by A10 Group. For the avoidance of doubt, these amounts represent a pass-through reimbursement of Sigma Lithium's own expenses and do not constitute revenue, income, or any form of compensation to A10 Group. Marcelo Paiva does not receive any compensation or benefits as part of such Expense Reimbursements.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant (See note 16).

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The valuation of the amount must be equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM). As of December 31, 2025, the Company recognized an amount of $1,325 ($671 as of December 31, 2024) to be paid to Miazga.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $12,000. On November 14, 2024, the Company entered into a contractual amendment with an increase in the loan limit to $15,000, bearing 15% p.a. interest rate. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement totaled $18,542 as of December 31, 2025 ($12,953 as of December 31, 2024), of which $13,834 ($12,795 as of December 2024) represents loan disbursements and $5,304 ($2,566 as of December 2024) corresponds to capitalized interest. During the year ended December 31, 2025, Tatooine requested $1,080 to acquire properties located over the Company’s mining rights.

Intercompany loan agreement (Tatooine): During the year of 2025 Sigma entered into intercompany loan with Tatooine, bearing 12% a.a. interest rate, which is expected to be settled in 2Q26. As of December 31, 2025, the balance corresponded to $5,653.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Transactions with related parties

	12/31/2025			12/31/2024
Description	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Group
Expense Reimbursement	—	—	(444)	—	—	(251)
Miazga
Lease agreements	—	606	(250)	—	5	(10)
Royalties	—	1,325	(823)	—	671
Arqueana
Lease agreements	—	1,381	(301)	—	123	(16)
Tatooine
Accounts payable	—	155	—	—	—	—
Loans agreement	—	5,653	(11)	—	—	—
Accounts receivable	18,542	—	2,738	12,953	—	2,092
Instituto Lítio verde
Accounts payable	—	1,453	(963)	—	563	(969)
Total	18,542	10,573	(54)	12,953	1,362	846

b)	Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	12/31/2025	12/31/2024
Stock-based compensation, included in operating expenses	1,386	2,187
Salaries, benefits and director's fees, included in general and administrative expenses	821	1,045
	2,207	3,232

Key management includes the directors of the Company, the executive management team and senior management at Sigma Brazil.

Accounting policy

The related party transactions are in the normal course of business and on an arm’s length basis. All the related party transactions have been reviewed and approved by the independent directors of the Company.

14.	Suppliers

	12/31/2025	12/31/2024
Brazilian-based suppliers (1) /(2)	44,766	26,190
Non-Brazilian-based suppliers	4,758	6,437
Total suppliers (3)	49,524	32,627
(1)	Out of the amount recognized in suppliers as of December 31, 2025, $25,678 ($5,631 as of December 31, 2024) was related to ongoing arbitration to which Sigma Brazil is a party.
2)	The Company restructured mining operations to increase efficiency, which involved a change of some suppliers and the outstanding balance as of December 31, 2025 is partly the result of a mine demobilization made at the start of the restructuring.;
(3)	As of December 31, 2024, the Company reclassified to suppliers the amount of $9,071, which was previously recognized as accounts payable.

As of December 31, 2025, total suppliers included $25,678($5,631 as of December 31, 2024) in amounts that were being disputed by the Company regarding services that were either not provided at all or not provided in accordance with contractual terms. These liabilities are under dispute and were initially assessed as possible, with an expected cash outflow beyond 12 months. However, to ensure compliance with the IFRS Accounting Standards, the Company maintained the balances recording under suppliers until the new reassessment by legal counsel is concluded or updated.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

 Accounting policy

These amounts represent outstanding liabilities for goods and services provided to the Company prior to year-end. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting year. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

15.	Loans and export prepayment

	Current liabilities		Non-current liabilities
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Loans and export prepayment agreements
U.S dollar denominated
Export prepayment trade finance	24,140	60,125	—	—
Export prepayment agreement - Synergy	100,617	624	—	100,000
	124,757	60,749	—	100,000
Reais denominated
Finame – BDMG	3,289	847	13,322	13,398

Total loans and export prepayment	128,046	61,596	13,322	113,398

Transactions costs	(712)	—	(123)	(1,395)

Total loans and export prepayment + Transactions costs	127,334	61,596	13,199	112,003

The balances of loans and export prepayments are recognized at the amortized cost and are detailed as follows:

As of December 31, 2025, the principal amount of short-term and long-term loans and export prepayments of the Company by maturity year, adjusted for interest and exchange variation, before transaction costs, are as follows:

In US$	Reais denominated	U.S dollar denominated	Total
2026	3,289	124,757	128,046
2027	3,478	—	3,478
2028	3,478	—	3,478
2029	3,414	—	3,414
2030	2,578	—	2,578
After 2030	374	—	374
	16,611	124,757	141,368

The table below shows the changes in the Company’s loans and export prepayments during the years:

	12/31/2025	12/31/2024
Opening balances	173,599	128,928

Additions	57,745	178,383
Interest expense (1)	20,204	20,954
Payment of interest (2)	(19,132)	(31,545)
Principal amortization (3)	(94,390)	(122,161)
Foreign exchange (4)	(18,715)	42,387
Transaction costs additions	—	(174)
Transaction costs amortization	725	745
Others	—	1,001
Foreign currency translation adjustment of subsidiary	20,497	(44,919)

Loans and export prepayment agreements	140,533	173,599
(1)	Interest expenses incurred in the year ended December 31, 2025 and the year ended December 31, 2024 - see note 27.
(2)	Interest payments made during the year ended December 31, 2025, totaled $19,132 including: (i) $6,435 for export prepayment agreements; (ii) $11,197 for the long-term export prepayment agreements and (iii) $1,500 for financing agreements with BDMG;
(3)	Refers to repayment of principal of $93,693 related to the export prepayment trade finance and $697 related to the financing agreement with BDMG;
(4)	The Brazilian real appreciated by 11.1% against the U.S. dollar in the 2025. This variation primarily affects provisions and does not significantly impact cash flow.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Export Prepayment Trade Finance

During the year ended December 31, 2024, the Company entered into export prepayment agreements with financial institutions for a total of $171,778 with maturities ranging from 90 to 360 days and bearing interest rates of between 9.0% p.a. and 11.8% p.a. Additionally, the Company repaid $121,742 in export prepayment agreements that matured during the year.

For the year ended December 31, 2025, the Company entered into export prepayment agreements with financial institutions totaling $57,745 with maturities ranging from 30 to 180 days and bearing interest rates ranging from 9.0% p.a. to 10.7% p.a. Additionally, the Company repaid $93,693 in export prepayment agreements that matured during the year.

Export Prepayment Agreement – Synergy

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of $100,000, with annual interest payments based on the 12-month Bloomberg short-term bank yield index (“BSBY”) plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down $60,000. The balance of $40,000 was disbursed in two subsequent drawdowns of $20,000 each, on February 28, 2023, and on March 16, 2023.

The Company paid at the inception of the agreement $11,253 (Note 10) as collateral, based on an amount equal to twelve months of interest accrual for the first interest period, and an upfront fee of $2,964. Under the terms of the agreement, principal repayments are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively, each year, being the first measurement date, the third quarter ended September 30, 2023. Repayments are determined based on an amount equivalent to 50% of the Company’s net cash generated from operating activities plus 50% of the net cash generated from investing activities for the prior six-month period ending March 31 and September 30.

The loan contains an embedded prepayment feature, whereby the Company must pay an early prepayment premium of 4% during the first year of the loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. The fair value of this embedded derivative has been estimated and does not differ significantly from the nominal amount and, accordingly, no adjustments were made, since it is closely related to the primary indexation of the loan.

The loan is guaranteed by the Company's assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. Security will rank first in respect to all existing and future indebtedness of the Company, except in relation to permitted indebtedness of up to $100,000 and R$100,000.

As of November 15, 2024, the Bloomberg Short-Term Bank Yield Index (BSBY) was discontinued. In response to this change, the Company transitioned to using the 12-month Secured Overnight Financing Rate (SOFR) as the benchmark rate. For interest payments after December 2024, the applicable rate applied is SOFR + 6.95%.

For the year ended December 31, 2025, the Company recognized interest expense on this contract in the amount of $11,239 ($12,623 as of December 31, 2024).

Banco de Desenvolvimento de Minas Gerais - BDMG

During 2023, the Company entered into two financing agreements with the Banco de Desenvolvimento de Minas Gerais (BDMG), in the amounts of $3,852 and $9,449. The applicable interest rates are based on SELIC plus 3.75% per annum and SELIC plus 3.88% per annum, respectively.

The agreements provide for quarterly interest payments, a 24-month grace period for principal amortization, and repayment of principal in 60 monthly installments. The first agreement began principal amortization in December 2024 and the second in December 2025.

Additionally, on May 9, 2024, the Company entered into another financing agreement with BDMG for $6,605. Like the previous agreement, this financing involves quarterly interest payments and a 24-month grace period for principal amortization. Principal repayment was scheduled for over 60 monthly installments, with the first installment due on May 30, 2026. The interest on this loan is SELIC+3.93% per annum.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

For the year ended December 31, 2025, the Company recognized an interest expense on this contract in the amount of $2,780 ($1,874 as of December 31, 2024).

Banco Nacional de Desenvolvimento Econômico e Social - BNDES

On October 10, 2024, Sigma Lithium signed a final agreement securing a R$486,800 development loan from the National Brazilian Bank for Economic and Social Development (“BNDES”) to fund the construction of a second Greentech Industrial Plant for producing lithium oxide concentrate at Vale do Jequitinhonha in Brazil. The Company is required to provide a letter of credit (“bank guarantee”) issued by a BNDES-registered financial institution in advance of first drawdown. As of December 31, 2025 the Company has not recorded any drawdowns from the BNDES.

As of December 31, 2025 the Company is in compliance with all debt covenants.

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid for the establishment of loan facilities are recognized as loan transaction costs of the facility amount drawn down.

Borrowings are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

The Company also analyses whether there are embedded derivatives in its sales and purchase contracts, as well as in its loan agreements. Changes in the fair value of any of these derivative instruments are recognized immediately in the statement of loss, unless they are closely related to the primary indexation of the contracts and agreements.

16.	Lease liability

The lease liabilities are primarily related to the land leases owned by Miazga Participações S.A. (“Miazga”) and Arqueana, a related party (note 13), while the remaining lease contracts relate to land, apartments and houses, commercial spaces, operational equipment, and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates, with a weighted average rate of 10.72% (9.69% on December 2024) which was determined to be the Company’s incremental borrowing rate.

The changes in lease liabilities are shown in the following table:

	12/31/2025	12/31/2024
Opening balances	3,188	4,321

Additions	319	—
Remeasurement	2,354	2,232
Interest expense	404	369
Disposal	(1,640)	(496)
Payments	(2,318)	(2,392)
Others	—	(47)
Foreign currency translation adjustment of subsidiary	494	(799)

Lease Liability total	2,801	3,188

Current	1,214	1,753
Non-Current	1,587	1,435

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Maturity analysis - contractual discounted cash flows

As at December 31, 2025
Less than one year	1,214
Year 2	408
Year 3	297
Year 4	265
Year 5	236
More than 5 years	381
Total contractual discounted cash flows	2,801

Accounting policy

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, except for:

•	Leases of low value assets;
•	Leases with a duration of twelve months or less; and
•	Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

A right-of-use "ROU" asset and lease liability is recognized at the lease commencement date.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company presents ROU assets within property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the interest rate cannot be readily determined, the Company’s incremental interest rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

17.	Prepayment from customer

As of December 31, 2025, the Company received $5,062 in customer advances related to export contracts for the future delivery of products. These amounts are recorded as contract liabilities until the goods are delivered, at which time the related revenue is recognized in profit or loss, as applicable. As of December 31, 2024, the outstanding balance was $1,514, refers to payments made in excess due to the provisional pricing applied at the time of invoicing, which were settled during 2025.

Accounting policy

Prepayment from customers consists of amounts received in advance when purchasing the products. Advances received are recorded as a liability, represented by the contractual obligation to deliver the products.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

18.	Taxes payable

	12/31/2025	12/31/2024
Municipal taxes	1,089	422
State taxes	2,330	297
Federal taxes	7,551	6,378
	10,970	7,097

Current	7,257	3,923
Non-Current	3,713	3,174

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved for Sigma Brazil the tax benefit of a 75% reduction in income tax, also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit allows the Company to reduce its current tax payments by approximately 75%, starting in 2024 and for ten years. The amount saved must be transferred to a reserve account for tax incentives within the equity accounts and cannot be distributed to the shareholders. For the year ended December 31, 2025, the Company recognized a reserve for tax incentives in the amount of $171 ($2,500 as of December 31, 2024) - see note 22.d.

Accounting policy

These amounts represent the group's obligations to the Federal, State and Municipal Governments relating to taxes, fees and contributions. They are presented as current liabilities and non-current liabilities, and they are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

19.	Income tax and social contribution

a)	Income tax and social contribution recognized in profit or loss

The income tax and social contribution recognized in profit or loss for the year is as follows:

	12/31/2025	12/31/2024
Current	(328)	(5,503)
Deferred	(15,475)	20,138
	(15,803)	14,635

The reconciliation of Company income tax and social contribution expenses and the result from applying the effective rate to profit before income tax and social contribution is shown below. The Company operates in the following tax jurisdictions: Brazil, where the corporate tax rate is 34% and Canada, where the federal corporate tax rate is 15% with varying provincial tax rates, such as British Columbia’s 12% tax rate, which totals 27% income tax rate applicable to Sigma in Canada:

	12/31/2025	12/31/2024
Loss before income tax and social contribution	(34,382)	(66,031)
Statutory tax rate	27%	27%
Tax credit at statutory rate	9,283	17,828
Reconciling items
Impact of foreign income tax rate differential	1,727	3,312
Exclusion of Canadian tax credits	(2,658)	(5,053)
Unrecognized tax loss carryforwards	(24,155)	(1,452)
Current and deferred income tax and social contribution	(15,803)	14,635
Effective tax rate	(46.0%)	22.2%

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

The amount of $14,030 as of December 31, 2025 ($12,548 as of December 31, 2024) of tax loss carryforward generated in Canada by the Company has not been recognized since we do not expect to have taxable income to offset it. This tax loss carryforward expires between 2039 and 2044.

b)	Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

	12/31/2024	Income	Equity	12/31/2025
Temporary differences:
Pre-operational expenses	2,490	(729)	—	1,761
Tax loss carry forward (1)	8,165	(8,530)	365	—
Unrealized foreign currency fluctuation	8,364	(6,219)	—	2,145
Leasing	(14)	(26)	—	(40)
Taxes installments program	1,365	384	—	1,749
Commission provision	435	(382)	—	53
Reversal of present value adjustment (ARO)	—	82	—	82
Financial result – Swap transactions	168	(2)	—	166
Others	—	(53)	—	(53)
Foreign currency translation adjustment of subsidiaries	(1,743)	—	2,048	305
Total deferred tax assets	19,230	(15,475)	2,413	6,168
(1)	As of December 31, 2025, the Company fully reversed the deferred tax asset related to tax loss carryforwards and the negative basis of social contribution generated in Brazil, totaling $8,165 as of December 31, 2024, as management does not expect to generate sufficient taxable income to utilize that amount. This reversal was recognized solely for accounting purposes, since tax loss carryforwards in Brazil do not expire for tax purposes.

The Company expects to realize the deferred tax assets within two years.

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable income. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretation. The Company recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in shareholders’ equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are presented net as liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total due on the date of the report.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized when it is probable that it will not revert in a foreseeable future in accordance with IAS 12 – Taxes on Profit. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred income tax assets and liabilities are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss carryforward and social contribution negative basis, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

20.	Asset retirement obligations (“ARO”)

The balance of provisions for assets retirement obligations is as follows:

	12/31/2025	12/31/2024
Xuxa Mine (1)	2,924	2,169
Barreiro Mine (2)	954	734
Total	3,878	2,903

[1]	- Related to Phase I classified within property, plant and equipment.
[2]	- Related to Phase II classified within Deferred exploration and evaluation expenditure.

In December 2025 the Company updated the previous appraisal, which resulted in an increase of the provision by $372, mainly due to:

•	review of the affected area;
•	cash outflow estimate update; and
•	updating the discount rate to 7.04% from 7.42% used in December 2024.

The changes in asset retirement obligations are shown in the following table:

	12/31/2025	12/31/2024
Opening balances	2,903	2,893

Accretion of asset retirement obligation	239	156
Addition of fixed assets	305	614
Addition (reversal) of exploration assets	67	(100)
Foreign currency translation adjustment of subsidiary	364	(660)

Asset retirement obligation total	3,878	2,903

Accounting Policy

Mining processing activities normally give rise to legal or constructive obligations for environmental rehabilitation and the decommissioning of facilities. These activities can include, among others, removal or treatment of waste materials and land rehabilitation, according to environmental regulations. The extent of costs associated with the retirement of assets are based on the requirements of authorities and environmental policies.

The provision reflects the risks and probability of future cash flows required to settle the obligation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work. This provision is updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the expected economic life of the operation to which it relates.

21.	Financial instruments

a)	Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, accounts receivable, accounts payable to suppliers and related parties, and loans and export prepayment, which may contain embedded derivatives.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•	Classification of financial instruments

		12/31/2025		12/31/2024
Description	Note	Measured at amortized cost	Fair value through profit and loss (1)	Measured at amortized cost	Fair value through profit and loss (1)
Assets
Current
Cash and cash equivalents	5	6,214	—	45,918	—
Trade accounts receivable	6	—	1,392	—	11,584
Cash held as collateral	10	11,253		—	—
Non-current
Loan and accounts receivable from related parties	13	18,542	—	12,953	—
Cash held as collateral	10		—	12,686	—
		36,009	1,392	71,557	11,584

Liabilities
Current
Loans and export prepayment	15	127,334	—	61,596	—
Suppliers	14	49,524	—	32,627	—
Prepayment from customer	17	—	—	—	1,514
Accounts payable related parties		3,050	—	1,240	—
Non-current
Loans and export prepayment	15	13,199	—	112,003	—
Accounts payable related parties		5,653	—	—	—
		198,760	—	207,466	1,514
(1)	The Company measures certain financial assets and liabilities using Level 2 inputs, which are observable but not quoted in active markets.

b)	Financial risk management:

The Company uses risk management strategies in which the nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow.

The Company is exposed to exchange rates, interest rates, market price, credit risk and liquidity risks.

•	Foreign Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in U.S and Canadian dollars, since the Company's functional currency is the Brazilian Real.

The consolidated exposure as of December 31, 2025 is as follows:

Description	12/31/2025
Canadian dollars
Cash and cash equivalents	7
Tax recoverable	784
Suppliers	(6,331)
Other current liabilities	(17)
(5,557)

United States dollar
Cash and cash equivalents	4,840
Trade accounts receivable	1,392
Cash held as collateral	11,253
Suppliers	(131)
Prepayment from customer	(5,062)
Interest on export prepayment agreement	(956)
Export prepayment agreement	(123,800)
(112,464)

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

•	Sensitivity analysis

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on December 31, 2025.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	12/31/2025
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	4.0219	3.7686	4.1455	4.5223
CAD (-)	4.0219	3.7686	3.3917	3.0149
USD (+)	5.5024	5.1682	5.6850	6.2018
USD (-)	5.5024	5.1682	4.6514	4.1346

The effects on profit and loss, considering scenarios 1 and 2, are shown below:

	12/31/2025
	Notional	Probable scenario (1)	Scenario 1	Scenario 2
Canadian dollar-denominated (+)	(5,557)	374	(166)	(615)
Canadian dollar-denominated (-)	(5,557)	374	1,032	1,856
U.S dollar-denominated (+)	(112,464)	7,272	(3,613)	(12,684)
U.S dollar-denominated (-)	(112,464)	7,272	20,576	37,207
(1)	Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil, on February 24, 2026.

•	Interest rate risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, SELIC and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

•	Sensitivity analysis of interest rate variations

The Company considered the probable scenario and scenarios 1 and 2 of changes in interest rates volatility as of December 31, 2025.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the year ended December 31, 2025:

		Notional	Probable scenario (1)	Scenario 1	Scenario 2
Liabilities
Rate		15.00%	12.25%	13.48%	14.70%
BDMG	SELIC (+10% and +20%)	16,611	457	7	0

Rate		4.15%	4.27%	4.38%	4.48%
Export prepayment agreement	SOFR (+2.5% and +5.0%)	100,000	(121)	(228)	(335)
(1)	Sensitivity analysis of the probable scenario was measured using as reference the rates on February 23, 2026.

During 2025, the Company entered into a swap operation with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in US$, which is originally calculated on the notional amount in US$, to Brazilian interbank deposit rate (“DI”) plus an interest rate calculated on the notional amount in R$. This operation was settled on November 21, 2025, in the amount of $2,355.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

•	Market price risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of minerals in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

As of December 31, 2025, the Company did not have outstanding receivables with exposure to market price fluctuations.

•	Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

•	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures, Management intends to use cash generated by its operating activities to meet its obligations.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	49,524	—	—	—	49,524
Loans and export prepayment	128,047	6,956	5,992	373	141,368
Lease liabilities	1,214	705	501	381	2,801

c)	Capital Management

The Company’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing mineral projects and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of December 31, 2025, capital consisted of equity attributable to common shareholders of $56,630 ($92,340 as of December 31, 2024). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or secondary public offerings. There has been no change in the Company’s approach to capital management since the year ended December 31, 2025.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

d)	Fair values of assets and liabilities as compared to their carrying amounts.

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, while any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in these financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, including the export prepayment agreement and BDMG loan, since both are based on floating interest rates such as SOFR and SELIC, respectively. Given the very specific condition of the export prepayment loan, the Company was not able to quantify an equivalent loan with similar condition for the same borrower that could be considered to measure the fair value for this facility.

Accounting Policy

Recognition

The Company recognizes a financial asset or financial liability on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-offs occur when the Company has no reasonable expectations of recovering the contractual cash flows of a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

•	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive loss (“FVTOCI”); and,
•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

(a)	amortized cost.
(b)	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required or,
(c)	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as amortized cost are included in the fair value of the instrument on initial recognition.

Transaction costs for financial assets and financial liabilities classified as fair value through profit or loss are expensed in profit or loss.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

The Company’s financial assets consist of cash and cash equivalents, loans and accounts receivable from related parties, which are classified as amortized cost, and trade accounts receivable which are measured at fair value through profit and loss. The Company’s financial liabilities consist of suppliers, accounts payable and loan, prepayment from customer and export prepayment agreements, which are classified and subsequently measured at amortized cost using the effective interest method.

All financial instruments recognized at fair value in the consolidated statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

22.	Share capital

a)	Ownership structure

On December 31, 2025 and 2024 the Company had 111,402,979 and 111,267,279 common shares, respectively. On December 31, 2025, based on information available to the Company and to the best of the Company’s knowledge, the Company´s largest shareholder, and the only shareholder with over 10% of common shares, was A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), with 42.77% of the common shares.

b)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

c)	Common shares issued by the Company for the year ended December 31, 2025, and 2024:

	Number of common shares	Amount ($)
Balance, January 1, 2024 (1)	110,059,471	291,215
Exercise of RSUs	1,207,808	35,617
Balance, December 31, 2024	111,267,279	326,832

Balance, January 1, 2025	111,267,279	326,832
Exercise of RSUs	135,700	1,788
Balance, December 31, 2025	111,402,979	328,620
1)	Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to United States dollars. Refer to Note 2.4 “Presentation currency of the financial statements” for further details.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

d)	Reserve for tax incentives

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved Sigma Brazil for the tax benefit of a 75% reduction in income tax (a federal tax), also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit allows the Company to reduce its current income tax expenses by approximately 75%, starting in 2024, for ten years. The tax incentive received by Sigma can be granted to new ventures located in the SUDENE, Espírito Santo, and cities in northern Minas Gerais (such as Araçuaí and Itinga) and applies to projects for implementation, modernization, expansion, or diversification of these companies. The amount saved cannot be distributed to the shareholders and must be added to a reserve account for tax incentives within the equity accounts. For the year ended December 31, 2025, the Company recognized a reserve for tax incentives in the amount of $171, totaling $2,671 ($2,500 as of December 31, 2024).

23.	Loss per share

	12/31/2025	12/31/2024
Net loss for the year	(50,185)	(51,396)
Weighted average number of common shares	111,313,183	110,751,538
Basic and diluted net loss per common shares	(0.45)	(0.46)

As the Company presents a loss for the year ended December 31, 2025, and 2024, the potential common shares are antidilutive in the case of a decrease in loss per share. For this reason, the basic and diluted loss per share are equal for the year presented.

24.	Sales revenue

Net revenues presented in the income statement are comprised as follows:

	12/31/2025	12/31/2024
Gross sales revenue – lithium concentrate	96,101	193,229
Shipping services	9,744	4,962
	105,845	198,191

Provisional price adjustment	4,167	(46,839)
Total net sales revenue	110,012	151,352
(1)	For the year ended December 31, 2025, the amount includes: $14,013 of final price adjustment less $9,846 which includes interest on the pre-payment.

Accounting Policy

The Company primarily generates revenue from the sales of lithium oxide concentrate to customers and recognizes its revenues once all the following conditions are satisfied:

•	Identification of the contract for sale of goods or provision of services.
•	Identification of the performance obligations.
•	Determination of the contract value.
•	Determination of the value allocated to each performance obligation included int the contract; and
•	At the time performance obligation is completed.

The Company recognizes revenues from export sales when control of the product is transferred to customers, which occurs when the product is either loaded on the vessel or delivered in a customs warehouse under control of the clients. Operating revenue from the sale of goods in the regular course of business is measured at the fair value of the consideration the Company expects to receive in exchange for the delivery of the goods or services promised to the customers, using a provisional price at the time control is transferred. Accordingly, the Company’s sales are subject to provisional pricing adjustments and sales of goods revenues are estimated based on prices for lithium expected until the agreed upon settlement date, after the customer receives.

Shipment contracts are established with provisional terms and are subject to adjustments based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. The final prices are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the lithium is delivered to the customer. Upon transfer of control, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of the graded lithium. This reflects the best estimate of the transaction price expected to be received at final settlement.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

Where the Company sells on ‘C’ terms (e.g., Cost, Insurance and Freight or CIF and Cost and Freight or CFR), the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company therefore has separate performance obligations for freight services that are provided solely to facilitate sales of its products. The Company recognizes the shipping revenue over time as the shipping service is provided. The shipping revenue is not subject to market price fluctuation.

25.	Expenses by category

The following table summarizes the Company’s expenses by category for the year ended December 31, 2025, and 2024.

a)	Cost of goods sold

	12/31/2025	12/31/2024
Direct Industrial processing and mine cost	(55,428)	(75,026)
Transportation	(17,756)	(16,923)
Royalties (1)	(3,692)	(5,313)
Other (2)	(6,430)	(8,775)
Depletion / Depreciation	(8,284)	(13,681)
Total cost of goods sold	(91,590)	(119,718)
(1)	Applicable Royalties:
i.)	2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the price of minerals extracted from the Lithium Properties.
ii.)	A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.
iii.)	Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM).
(2)	Starting in 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, totaling $174, in alignment with revised internal cost attribution practices.

b)	Sales, general and administrative expenses

	12/31/2025	12/31/2024
Salaries and benefits	(9,496)	(9,701)
Legal	(4,270)	(3,023)
Public company expenses	(2,813)	(4,093)
Other	(1,507)	(4,317)
Depletion / Depreciation	(96)	(80)
Total sales, general and administrative expenses	(18,182)	(21,214)

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

26.	Other operating expenses, net

	12/31/2025	12/31/2024
Provision inventory losses (note 7)	(7,945)	—
Idle capacity - industrial plant(1)	(6,060)	—
Environmental and social expenses	(2,635)	(2,540)
Accrual for contingencies	(1,607)	(1,949)
Taxes and fees	(666)	(984)
Depreciation	(1,975)	—
Others	(1,574)	(1,925)
Other operating expenses, net total	(22,462)	(7,398)
(1)	During the fourth quarter of 2025, the Company implemented restructuring of its mine operations to enhance operational efficiency, which involved a temporary halt in mine operations, this amount includes $1,777 in Depletion/Depreciation of assets.

27.	Financial expenses

	12/31/2025	12/31/2024
Financial income	2,226	3,883

Financial expenses
Interest accrued on loans and export prepayment expenses (1)	(20,204)	(20,954)
Contractual penalty fee	(987)	(4,898)
Foreign exchange on tax/fees	(2,104)	(3,869)
Interest and late payment penalties on taxes	(1,830)	(1,229)
Accretion of leases and asset retirement obligation	(643)	(525)
Other expenses	(430)	(553)
	(26,198)	(32,028)
Foreign exchange variation on net assets (2)	13,652	(32,806)
Financial expenses, net total	(10,320)	(60,951)
(1)	In the year ended December 31, 2025 interest accrued on loans and export prepayment expenses comprised $6,185 related to export prepayment agreements, $2,780 to financing agreements with BDMG and $11,239 to long-term export prepayment – Synergy.
(2)	The Brazilian Real appreciated by 11.1% against the US Dollar in the year ended December 31, 2025. This variation is non-cash and primarily affects provisions and accruals.

Accounting Policy

Financial income is represented by gains on changes in the value of financial assets and liabilities measured at fair value through profit or loss, as well as interest income obtained through the effective interest method.

Interest income is recognized in profit or loss using the effective interest method.

Financial expenses basically include interest expenses on loans and changes in the value of financial assets and liabilities measured at fair value through profit or loss. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized along with the investment.

28.	Stock-based compensation

(a)	Restricted share units (RSU)

The Company’s Board has adopted an Equity Incentive Plan. The Equity Incentive Plan received majority shareholder approval, in accordance with the policies of the TSXV, at the annual and special meetings of the Company’s shareholders held on June 28, 2019, and was last amended by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board or a committee appointed by the Company’s Board to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the approved Equity Incentive Plan, a total of 18,120,878 RSUs and/or Options could be granted and converted into shares, out of which 15,223,546 equity units have already been granted or issued. A total of 2,897,332 equity units remain available for new grants. The exercise of RSUs is typically either milestones-driven or has calendar-weighted vesting schedules.

The accounting of RSUs granted to awardees is undertaken in accordance with the status of the grant, as follows:

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

a) Upon Board approval of the awardees grants: the Company commences accrual of unvested RSUs expenses throughout the vesting period. RSU expenses are calculated based on the stock price on the date of the Board approval.

b) Upon vesting of RSUs: end of accrual period. Once the awardees exercise the RSUs, shares are issued to the awardees.

There are no unvested RSUs eligible for Monte Carlo valuation based on company policies.

Number of RSUs
Balance, January 1, 2024	1,363,660
Exercised (1)	(1,207,808)
Forfeited (2)	(207,000)
Granted (3)	435,000
Balance, December 31, 2024	383,852
Exercised (4)	(135,700)
Granted (5)	34,000
Forfeited (6)	(315,834)
Other (7)/ (8)	1,021,667
Balance, December 31, 2025	987,985

(1) Out of the total amount of RSUs exercised in the year ended December 31,2024, 430,925 RSUs are related to packages granted to former directors related to their 2022/2023 year mandate, and 136,500 RSUS are related to packages granted to former and current directors related to their 2023/2024 year mandate.

(2) The amount includes 75,000 RSUs granted to former and current directors, related to the conclusion of a “Change in Control” (as defined in the Equity Incentive Plan) during their 2023/2024 year mandate, which did not happen. The remaining amount relates to packages granted to employees that have left the Company before the packages vested.

(3) The amount includes 162,000 RSUs granted to members of the Board, related to their 2023/2024-year and 2024/2025-year mandates. The remainder pertains to new retention packages awarded to employees and consultants of the Company.

(4) Out of the total amount of RSUs exercised in the year ended December 31, 2025, 70,000 RSUs are related to packages granted to current directors related to their 2024/2025 year mandate.

(5) The amount relates to 34,000 RSUs granted to a member of the Board, related to their 2024/2025-year mandate.

(6) The amount includes 15,000 RSUs previously granted to a former director, for their 2024/2025-year mandate, which was forfeited since the director resigned his position in the Board. The amount also includes 60,000 RSUs granted to current and former directors, related to the conclusion of a “Change in Control” (as defined in the Equity Incentive Plan) during their 2024/2025-year mandate, which did not happen. The remaining amount relates to packages granted to employees or consultants that have left the Company before the packages vested.

(7) This amount represents 21,667 RSUs previously forfeited on an outdated proportional basis, which now has been updated to reflect the terms of the Equity Incentive Plan, these events did not have any accounting impact in 2025.

(8) Out of the total amount of RSUs granted, 1,000,000 RSUs, related to the Net Zero Plan, were previously removed from the balance in 2023, and are now reincluded. These events did not have any accounting impact in 2025.

(b)	Stock options

On April 12, 2022, the Company entered into an investor relations agreement with a service provider, in which a total of 100,000 stock options were granted. The Board approved on April 22, 2024, the grant of stock options at a price of $14.31, equivalent to the fair value per share on April 11, 2022.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

The Company has used a Black-Scholes valuation methodology to determine the fair value of the stock options throughout the period, with the following assumptions:

4/22/2024
Risk-free rate	3.82%
Expected equity volatility	66.34%
Average share price	27.27
Expected dividend rate	—

Given that the exercise expiry date of the stock options was on April 25, 2025, and the service provider did not exercise any stock options, the stock options expired and were no longer outstanding, as of December 31, 2025.

Previous Exercise Expiry date	Weighted average remaining exercisable life (years)	Number of options	Grant date (exercisable) fair value
April 25, 2025	N/A – stock options expired	100,000	$17.47

The Company has provisioned 128,125 stock options, which are subject of an ongoing confidential arbitration, which are included in legal contingencies (Note 30).

(c)	Measurement of stock-based compensation

The total stock-based compensation is a non-cash item in the year. It is accounted in the Consolidated Statements of Loss as per the accounts below (non-cash item). It is also accounted in the shareholder´s equity as a provision. Upon vesting of RSUs the provision is transferred to the Company´s share capital.

	12/31/2025	12/31/2024
Stock-based compensation expense	1,840	8,102
Cost of goods sold	174	—
Property, plant and equipment	(74)	—
Deferred exploration and evaluation expenditure	530	1,267
Others	—	245
	2,470	9,614

Accounting Policy

Under the Company's equity incentive plan (the “Equity Incentive Plan”), selected participants are granted stock options (“Options”) and/or restricted share units (“RSUs”).

Each RSU represents the right to receive one common share upon completion of any applicable restricted period (vesting). RSUs are measured at fair value on the grant date. Such equity-settled share-based payment transactions are not remeasured after the grant date’s fair value has been determined. The RSU compensation expense is recognized on a straight-line basis over the vesting period using a graded amortization schedule, with a corresponding charge to share-based payment reserve capitalized as part of the cost of property, plant and equipment or deferred exploration and evaluation expenditure for those who are working directly on the project.

Compensation expense for RSUs incorporates an estimate for expected forfeiture rates based on historical forfeitures.

The fair value of share-based payments related to Options is measured at grant date and recognized over the period during which the options vest, at each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of shares issuable in respect of options that are expected to vest.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration are identified but cannot be reliably measured, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

29.	Commitments

On December 31, 2025, the Company was a party to operating purchase contracts, measured at nominal value in accordance with the contracts:

Nature of supplier	1 year	2 - 3 years	4 - 5 years	Total
Carbon credits	767	1,214	—	1,981
Energy acquisition	38	64	52	154

30.	Legal contingencies

The Company is subject to certain claims, classified by legal advisors as probable losses, detailed below:

	12/31/2025		12/31/2024
Nature	Current	Non-current	Current	Non-current
Civil	—	3,717	155	1,742
Labor	—	1,703	—	1,529
Total	—	5,420	155	3,271

As of December 31, 2025, the Company, under court order, held judicial deposits to guarantee certain civil lawsuits in the amount of $865.

The changes in legal claim contingency are shown in the following table:

Nature	12/31/2024	Accrued Charges	Net utilization of reversal	(-) Suppliers	Exchange Variation	Foreign currency translation adjustment of subsidiary	12/31/2025
Civil (1)	1,897	1,536	(25)	258	(181)	232	3,717
Labor	1,529	96	—	—	(106)	184	1,703
Total	3,426	1,632	(25)	258	(287)	416	5,420
(1)	Sigma is a party to certain lawsuits and arbitrations, and a portion of the amount involved is recognized in the Company's statement.

Additionally, the Company is a party to other proceedings classified by legal advisors as possible losses, therefore representing present obligations where cash outflow is not probable. Thus, no provision was made for any liabilities in these consolidated financial statements. The amounts are detailed below:

Nature	12/31/2025	12/31/2024
Civel (1)	19,125	6,139
Regulatory	149	128
Labor	2,495	487
Possible loss, net	21,769	6,754

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

On October 31, 2025, Fagundes Construção e Mineração S.A., a former mining contractor, initiated an arbitration against Sigma Mineração S.A. The discussion is related to the performance of the parties under the services agreement. The Company believes the claims are without merit. The Company is preparing its defense and counterclaim with the support of its legal counsel. The probability of loss is possible.

Sigma Lithium Corporation Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025, and 2024 (Expressed in thousands of United States dollars, unless otherwise stated)

31.	Segment

The Company’s geographical analysis of sales revenue from contracts with customers is as follows:

	12/31/25	12/31/24
Switzerland	54,594	78,775
United Arab Emirates	49,979	62,632
Singapore	1,272	32,177
Republic of Korea	—	24,607
	105,845	198,191

Accounting Policy

The Company assessed its management reporting structure and the manner in which operating information is reviewed by senior management, in accordance with the requirements of IFRS 8 – Operating Segments. Based on this assessment, the Company concluded that its operations are organized and managed on an integrated basis, resulting in the identification of a single reportable operating segment.

For disclosure purposes under IFRS Accounting Standards, the Company presents the geographical breakdown of revenues based on the customers’ domicile, reflecting the nature and economic origin of its revenue streams. This disclosure does not represent the identification of additional operating segments, but rather constitutes supplementary information required by the applicable accounting standards.

32.	Additional information on the cash flow statement

Non-cash effects are presented below:

	12/31/2025	12/31/2024
Addition to property, plant, and equipment in exchange for:
Lease	2,673	2,213
Suppliers	5,662	—
Stock-based compensation	(74)	—
Related parties	—	163
Asset retirement obligation - ARO	305	614
	8,566	2,990

Addition to exploration and evaluation assets in exchange for:
Stock-based compensation	530	1,267
Asset retirement obligation - ARO	67	(100)
Depreciation and depletion of assets	199	40

	796	1,207
Non-cash effects	9,362	4,197

33.	Subsequent Events

During the first quarter of 2026, the Company entered into contracts for the export of high purity lithium fines and high-grade lithium oxide concentrate products, as detailed below.

▪	On January 23rd 2026, the Company sold an additional 100,000 tonnes of high purity lithium fines for $140/t, generating net revenue of $12.9 million.
▪	On February 12th 2026, the Company sold 150,000 tonnes of high purity lithium fines stored at the plant for $140/t, generating net revenue of $6.7 million.
▪	On March 20th 2026, the Company concluded its first ex-works sale of 400,000 tonnes of high purity lithium fines stored at the plant for $50/t, generating a net revenue of $18.0 million.
▪	In March 2026, the Company signed agreements to sell 40,000 tonnes of high-grade lithium oxide concentrate to be supplied over a three-year period, totaling 120,000 tonnes, which includes an advance payment of $50.0 million payable by the end of June 2026.

*           *           *

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